SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2010

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-96929, 333-127340 and 333-164696.

                           Magal Security Systems Ltd.


                                EXPLANATORY NOTE

The following exhibit is attached:

         99.1 Press Release re Magal Security Systems to Announce its Fourth Quarter and Full Year 2009 Results on April 12, 2010 dated March 15, 2010.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                    (Registrant)


                                            By: /s/Eitan Livneh
                                                ---------------
                                                 Eitan Livneh
                                                 President and
                                                 Chief Executive Officer




Date:  March 16, 2010

                                                     EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
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99.1 Press Release re Magal Security Systems to Announce its Fourth Quarter and Full Year 2009 Results on April 12, 2010 dated March 15, 2010.